OMB APPROVAL
OMB Number: 3235-0145
Expires: December 31, 2005
Estimated average burden hours per response...11

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13-D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

CHAMPIONSHIP AUTO RACING TEAMS, INC.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

158711101

(Cusip Number)

OPEN WHEEL RACING SERIES LLC
275 Middlefield Road, Second Floor
Menlo Park, CA 94025
Attention: Kevin Kalkhoven
(650)329-7300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 10, 2003

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 158711101			13-D/A	Page 2 of 15

1.	Name of Reporting Person: OPEN WHEEL RACING SERIES LLC		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: N/A

		8.	Shared Voting Power: 3,377,400 (1)

		9.	Sole Dispositive Power: N/A

		10.	Shared Dispositive Power: 3,377,400 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,377,400 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 22.9% (2)

14.	Type of Reporting Person (See Instructions): OO

(1)      As further explained in Item 3 below, Open Wheel Racing Series LLC is the beneficial owner of 3,377,400 shares of CART common stock, which are beneficially owned by Willis Capital, L.L.C.

(2)      Based on 14,718,134 shares outstanding as reported by CART in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2003.

CUSIP No.: 158711101			13-D/A	Page 3 of 15

1.	Name of Reporting Person: OPEN WHEEL ACQUISITION CORPORATION		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: N/A

		8.	Shared Voting Power: 3,377,400 (1)

		9.	Sole Dispositive Power: N/A

		10.	Shared Dispositive Power: 3,377,400 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,377,400 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 22.9% (2)

14.	Type of Reporting Person (See Instructions): OO

(1)      As further explained in Item 3 below, Open Wheel Racing Series LLC is the beneficial owner of 3,377,400 shares of CART common stock, which are beneficially owned by Willis Capital, L.L.C.

(2)      Based on 14,718,134 shares outstanding as reported by CART in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2003.

CUSIP No.: 158711101			13-D/A	Page 4 of 15

1.	Name of Reporting Person: 21st CENTURY RACING HOLDINGS LLC		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: N/A

		8.	Shared Voting Power: 3,337,400 (1)

		9.	Sole Dispositive Power: N/A

		10.	Shared Dispositive Power: 3,337,400 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,377,400 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 22.9% (2)

14.	Type of Reporting Person (See Instructions): OO

(1)      As further explained in Item 3 below, Open Wheel Racing Series LLC is the beneficial owner of 3,377,400 shares of CART common stock, which are beneficially owned by Willis Capital, L.L.C.

(2)      Based on 14,718,134 shares outstanding as reported by CART in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2003.

CUSIP No.: 158711101			13-D/A	Page 5 of 15

1.	Name of Reporting Person: KEVIN KALKHOVEN		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: UNITED KINGDOM

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: N/A

		8.	Shared Voting Power: 3,377,400 (1)

		9.	Sole Dispositive Power: N/A

		10.	Shared Dispositive Power: 3,377,400 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,377,400 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 22.9% (2)

14.	Type of Reporting Person (See Instructions): IN

(1)      As further explained in Item 3 below, Open Wheel Racing Series LLC is the beneficial owner of 3,377,400 shares of CART common stock, which are beneficially owned by Willis Capital, L.L.C.

(2)      Based on 14,718,134 shares outstanding as reported by CART in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2003.

CUSIP No.: 158711101			13-D/A	Page 6 of 15

1.	Name of Reporting Person: BIG BANG RACING LLC		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: N/A

		8.	Shared Voting Power: 3,377,400 (1)

		9.	Sole Dispositive Power: N/A

		10.	Shared Dispositive Power: 3,337,400 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,337,400 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 22.9% (2)

14.	Type of Reporting Person (See Instructions): OO

(1)      As further explained in Item 3 below, Open Wheel Racing Series LLC is the beneficial owner of 3,377,400 shares of CART common stock, which are beneficially owned by Willis Capital, L.L.C.

(2)      Based on 14,718,134 shares outstanding as reported by CART in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2003.

CUSIP No.: 158711101			13-D/A	Page 7 of 15

1.	Name of Reporting Person: PAUL GENTILOZZI		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: N/A

		8.	Shared Voting Power: 3,377,400 (1)

		9.	Sole Dispositive Power: N/A

		10.	Shared Dispositive Power: 3,377,400 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,377,400 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 22.9% (2)

14.	Type of Reporting Person (See Instructions): IN

(1)      As further explained in Item 3 below, Open Wheel Racing Series LLC is the beneficial owner of 3,377,400 shares of CART common stock, which are beneficially owned by Willis Capital, L.L.C.

(2)      Based on 14,718,134 shares outstanding as reported by CART in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2003.

CUSIP No.: 158711101			13-D/A	Page 8 of 15

1.	Name of Reporting Person: WILLIS CAPITAL, L.L.C.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: N/A

		8.	Shared Voting Power: 3,377,400 (1)

		9.	Sole Dispositive Power: N/A

		10.	Shared Dispositive Power: 3,377,400 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,377,400 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 22.9% (2)

14.	Type of Reporting Person (See Instructions): OO

(1)      As further explained in Item 3 below, Open Wheel Racing Series LLC is the beneficial owner of 3,377,400 shares of CART common stock, which are beneficially owned by Willis Capital, L.L.C.

(2)      Based on 14,718,134 shares outstanding as reported by CART in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2003.

CUSIP No.: 158711101			13-D/A	Page 9 of 15

1.	Name of Reporting Person: GERALD R. FORSYTHE		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: UNITED STATES

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power:

		8.	Shared Voting Power: 3,377,400 (1)

		9.	Sole Dispositive Power:

		10.	Shared Dispositive Power: 3,377,400 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,377,400

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 22.9% (2)

14.	Type of Reporting Person (See Instructions): IN

(1)      As further explained in Item 3 below, Open Wheel Racing Series LLC is the beneficial owner of 3,377,400 shares of CART common stock, which are beneficially owned by Willis Capital, L.L.C.

(2)      Based on 14,718,134 shares outstanding as reported by CART in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2003.

BACKGROUND

     The Schedule 13D filed on August 18, 2003 by the Reporting Persons identified in Item 2 (“SCHEDULE 13D”) is hereby amended. This Amendment No. 1 to the Schedule 13D (“Schedule 13-D/A”) is filed following the execution of a merger agreement pursuant to which the Reporting Persons plan to acquire all outstanding shares of the issuer, Championship Auto Racing Teams, Inc. (“CART”).

ITEM 1. SECURITY AND ISSUER.

     This Schedule 13-D/A relates to the common stock, par value $0.01 per share (the “COMMON STOCK”), of CART, a Delaware corporation whose principal executive offices are located at 5350 Lakeview Parkway South Drive, Indianapolis, Indiana 46268.

ITEM 2. IDENTITY AND BACKGROUND.

     This Schedule 13-D/A is filed by Open Wheel Racing Series LLC, Open Wheel Acquisition Corporation, 21st Century Racing Holdings LLC, Kevin Kalkhoven (“MR. KALKHOVEN”), Big Bang Racing LLC, Paul Gentilozzi (“MR. GENTILOZZI”), Willis Capital, L.L.C., and Gerald R. Forsythe (collectively the “REPORTING PERSONS”), with respect to shares of Common Stock which the Reporting Persons may be deemed to beneficially own pursuant to Section 13(d) of the Securities Exchange Act of 1934 as amended (the “EXCHANGE ACT”).

     Open Wheel Racing Series LLC (“OPEN WHEEL RACING”) is organized under the laws of the State of Delaware, and its principal office is located at 275 Middlefield Road, Second Floor, Menlo Park, California 94025. Open Wheel Racing is a specially formed entity whose principal business is to acquire all outstanding capital stock and attached rights of CART. The members of Open Wheel Racing are 21st Century Racing Holdings LLC, Big Bang Racing LLC, and Willis Capital, L.L.C.

     Open Wheel Acquisition Corporation (“ACQUISITION CORP.”) is organized under the laws of the State of Delaware and its principal office is located at 275 Middlefield Road, Second Floor, Menlo Park, California 94025. Acquisition Corp. is a wholly owned subsidiary of Open Wheel Racing formed for the purpose of effecting a merger with CART. The directors of Acquisition Corp. are Messrs. Kalkhoven, Gentilozzi and Forsythe. The executive officers of Acquisition Corp. are Messrs. Kalkhoven, Gentilozzi and Forsythe.

     21st Century Racing Holdings LLC is organized under the laws of the State of Delaware, and its principal office is located at 275 Middlefield Road, Second Floor, Menlo Park, California 94025. 21st Century Racing Holdings LLC is a specially formed entity whose principal business is to acquire a membership interest in Open Wheel Racing. The sole member of 21st Century Racing Holdings LLC is Mr. Kalkhoven.

     Mr. Kalkhoven is a United Kingdom citizen and his business address is 275 Middlefield Road, Second Floor, Menlo Park, California 94025. Mr. Kalkhoven’s present principal occupation is that of an investor. Mr. Kalkhoven is a member of Kalkhoven, Pettit, Levin and Johnson Ventures, LLC, whose principal business address is 275 Middlefield Road, Second Floor, Menlo Park, California 94025.

     Big Bang Racing LLC is organized under the laws of the State of Delaware and its principal office is located at 201 N. Washington Square, Suite 900, Lansing, Michigan 48933. Big Bang Racing LLC is a specially formed entity whose principal business is to acquire a membership interest in Open Wheel Racing. The members of Big Bang Racing LLC are Paul Gentilozzi and Motorock LLC (“MOTOROCK”).

     Mr. Gentilozzi is a United States citizen and his business address is 201 N. Washington Square, Suite 900, Lansing, Michigan 48933. Mr. Gentilozzi’s principal occupation is that of an investor. Mr. Gentilozzi is a member and the CEO of Motorock. Mr. Gentilozzi is also CEO of Rocketsports Inc. and Gentilozzi Real Estate, Inc.

     Willis Capital, L.L.C. (“WILLIS CAPITAL”), is organized under the laws of the State of Delaware and its principal office is located at 1111 South Willis Avenue, Wheeling, Illinois 60090. Willis Capital is a specially formed entity whose principal business is to acquire a membership interest in Open Wheel Racing. The members of Willis Capital are Mr. Forsythe, Forsythe Racing, Inc., Indeck Energy Services, Inc., and Indeck-Ilion Cogeneration Corp.

     Mr. Forsythe is a United States citizen and his business address is 1111 South Willis Avenue, Wheeling, Illinois 60090. Mr. Forsythe’s principal occupation is Chairman and CEO of Indeck Power Equipment Company, IES, Indeck-Ilion, and Forsythe Racing, Inc.

     Forsythe Racing, Inc. is organized under the laws of the State of Illinois and its principal office is 1111 South Willis Avenue, Wheeling, Illinois 60090. Mr. Forsythe is the Chairman and CEO of Forsythe Racing, Inc. The directors of Forsythe Racing, Inc., are: Gerald R. Forsythe, Michelle R. Fawcett, Marsha L. Fournier, Monica J. Breslow, and Melissa F. Bernadette.

     Indeck Energy Services, Inc. (“IES”) is organized under the laws of the State of Illinois and its principal office is located at 600 North Buffalo Grove Road, Buffalo Grove, Illinois 60089. Mr. Forsythe is the Chairman and CEO of IES. The directors of IES are: Gerald R. Forsythe, Michelle R. Fawcett, Marsha L. Fournier, Monica J. Breslow, Melissa F. Bernadette, Lawrence A. Lagowski, and Thomas M. Campone.

     Indeck-Ilion Cogeneration Corp. (“INDECK-ILION”) is a wholly owned subsidiary of IES and is organized under the laws of the State of Illinois. Its principal office is located at 600 North Buffalo Grove Road, Buffalo Grove, Illinois 60089. Mr. Forsythe is the Chairman and CEO of Indeck-Ilion. The directors of Indeck-Ilion are: Gerald R. Forsythe, Marsha L. Fournier, Lawrence A. Lagowski, and Thomas M. Campone.

     During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     During the last five years, none of the Reporting Persons were a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The Common Stock beneficially owned by the Reporting Persons is currently beneficially owned by Willis Capital. Pursuant to the Open Wheel Racing Operating Agreement dated August 15, 2003 (the “OPERATING AGREEMENT”), filed as Exhibit 99.3, and the Contribution Agreement dated September 10, 2003 (the “CONTRIBUTION AGREEMENT”), filed as Exhibit 99.7, Willis Capital has agreed to contribute to Open Wheel Racing its shares of Common Stock and such additional cash as required by the Operating Agreement. The other members of Open Wheel Racing have agreed to contribute cash toward the capitalization of Open Wheel Racing. Mr. Kalkhoven would use personal funds to fund the obligation of 21st Century Racing Holdings LLC. The obligation of Big Bang Racing LLC would be funded by capital contributions from its members, who would in turn use personal funds or working capital.

ITEM 4. PURPOSE OF TRANSACTION.

     The Reporting Persons formed Open Wheel Racing in order to acquire CART. As previously reported, Open Wheel Racing proposed to acquire CART in a letter delivered to CART on August 15, 2003 and filed as Exhibit 99.1. That proposal contemplated acquiring all outstanding capital stock and attached rights of CART for a cash price of approximately $0.50 cents per share.

     Open Wheel Racing and CART have reached an agreement for Open Wheel Racing to acquire CART in a merger for a cash price of $8,242,156 (the “MERGER”); this translates into $0.56 cents per share, based on 14,718,134 shares outstanding. The terms of the Merger are set forth in the Agreement and Plan of Merger among Open Wheel Racing, Acquisition Corp. and CART, dated September 10, 2003 (the “MERGER AGREEMENT”), filed as Exhibit 99.5. Open Wheel Racing and CART issued a joint press release regarding the proposed Merger, filed as Exhibit 99.6.

     Open Wheel Racing recognizes that the consideration to be paid pursuant to the Merger Agreement is below the price at which the Common Stock was trading at the close of business on September 10, 2003, the date the Merger Agreement was signed. As previously indicated, this reflects the fact that CART will, in the opinion of Open Wheel Racing, require significant additional capital to maintain its ongoing operations. As previously reported, the members of Open Wheel Racing have committed (assuming completion of the Merger) initial additional funding of $15,000,000 to support operations of CART.

     Open Wheel Racing continues to believe that the Merger presents the best opportunity to continue the CART racing series, including the support series. Open Wheel Racing continues to believe that CART can provide a forum for open-wheel racing in North America and worldwide and that, with the proper organizational and capital structure, CART’s format of racing events on superspeedways, ovals, temporary street courses in urban settings and permanent road courses can be successful.

     Open Wheel Racing has worked with CART to structure the Merger so as to ensure that CART remains able to pursue superior proposals while the Merger is pending. In addition, the Merger is subject to approval not only by a majority of the outstanding shares (as required by law), but also by a majority of shareholders, present and voting at the meeting, who are not affiliated with Open Wheel Racing. Open Wheel Racing believes the transaction has been structured so that CART shareholders will have the final say as to whether our proposal, in light of the circumstances, is in their best interests.

     The Merger is subject to contingencies. The obligations of Open Wheel Racing to effect the transactions contemplated by the Merger Agreement are subject to the satisfaction or waiver of certain conditions, as more fully described in Article VII of the Merger Agreement. In addition, in order to permit Open Wheel Racing to complete its diligence, Open Wheel Racing may terminate the Merger Agreement on or prior to September 18, 2003 if Open Wheel Racing in its discretion determines that it is inadvisable to proceed with the transaction. If a superior proposal is made by a third party to acquire CART and that party expresses the intention and has the ability to continue the business of CART, Open Wheel Racing and its members, while reserving the right to meet or better any other offers for CART, continue at present to be inclined to support such an offer.

     If Open Wheel Racing completes the Merger pursuant to the Merger Agreement, Open Wheel Racing intends to continue to operate the business of CART, including continuing to sanction the motorsports series currently known as “Bridgestone Presents the Champ Car World Series Powered by Ford.” In order to improve the financial outlook for CART, the Reporting Persons are continuing to consider several actions. These actions focus on three constituencies: fans, sponsors and teams. For the fans, these actions include seeking to broaden the fan base by maintaining the current series format as well as entering into strategic agreements with other parties (including Motorock) to organize and conduct music festivals, concerts, events and contests in conjunction with CART racing events. The Reporting Persons plan to provide enhanced value to sponsors by increasing the fan base both at race venues and via other broadcast mediums. The Reporting Persons believe that the financial interests of the teams are best promoted by creating a stable business environment to allow the successful operation of the teams over the long term. In order to keep the racing and support series operating, the Reporting Persons may consider taking additional actions including evaluating the racing schedule to support the focus areas of fans, sponsors and teams, expanding promoter relationships and increasing the number of street races in the racing series. The Reporting Persons’ first priority for CART is to stabilize its financial outlook.

     If the Merger is completed, Open Wheel Racing, as the sole stockholder of CART, may (and, in fact, expects to) change the present board of directors and management of CART. The Merger Agreement provides that Acquisition Corp. will be merged with and into CART, the separate corporate existence of Acquisition Corp. will cease and CART will continue as the surviving corporation, succeeding to and assuming all the rights and obligations of Acquisition Corp. The Merger Agreement also provides that the Certificate of Incorporation and the Bylaws of CART will be changed or amended at the effective time of the Merger. Upon completion of the Merger, the Common Stock would become eligible for termination of registration pursuant to Section 12(g)(4) of the Act and the Common Stock would be delisted.

     References to, and the descriptions of, the Merger Agreement and all other documents described herein are qualified in their entirety by reference to the complete text of such agreements, which are filed as exhibits to this Schedule 13-D/A and incorporated by reference herein.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     (a)      The Reporting Persons beneficially own, within the meaning of Rule 13d-3 under the Exchange Act, an aggregate of 3,377,400 shares of Common Stock, representing approximately 22.9% of the outstanding shares of Common Stock based on 14,718,134 shares outstanding, as reported by CART in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2003.

     (b)      As of the date of filing, the shares that are the subject of this Schedule 13-D/A are currently held by Mr. Forsythe, Forsythe Racing, Inc., IES, and Indeck-Ilion. Such parties have committed to contribute their Common Stock to Willis Capital. Once the shares have been contributed, Willis Capital will have the sole power to vote and dispose of 3,377,400 shares of Common Stock until such Common Stock is contributed to Open Wheel Racing, subject to the limitations in the Operating Agreement, the Contribution Agreement and the Voting Agreements described in Item 6 below. Mr. Forsythe is the sole manager of Willis Capital.

     (c)      The Reporting Persons have not made any purchases of CART Common Stock over the past 60 days.

     (d)      Not applicable.

     (e)      Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     The shares of Common Stock currently owned by Willis Capital are subject to voting agreements with CART dated October 16, 2002, and September 11, 2002 (the “VOTING AGREEMENTS”), pursuant to which all Common Stock acquired in excess of 15% of the outstanding stock must be voted consistent with the recommendation of the CART Board of Directors on all strategic matters for a period of three years.

     Pursuant to a letter delivered to Mr. Forsythe by the CART Board of Directors on August 11, 2003 (the “AUGUST 11 LETTER”), filed as Exhibit 99.2, the CART Board of Directors approved the formation of a group for purposes of formulating an acquisition proposal, provided that if the acquisition proposal is abandoned, withdrawn or rejected by the board, such group will disband.

     On August 15, 2003, in response to the August 11 Letter, 21st Century Racing Holdings LLC, Big Bang Racing LLC, and Willis Capital executed the Operating Agreement of Open Wheel Racing, filed as Exhibit 99.3. The Operating Agreement restricts the ability of Willis Capital to transfer any Common Stock it holds and to the extent such shares are not subject to the Voting Agreements described below, to vote such Common Stock as directed by Open Wheel Racing.

     On September 10, 2003, Messrs. Kalkhoven, Gentilozzi and Forsythe executed a Contribution Agreement, filed as Exhibit 99.7. Pursuant to the Contribution Agreement, Mr. Forsythe agreed to contribute the shares of Common Stock currently beneficially owned by Willis Capital to Open Wheel Racing prior to the record date for the meeting of CART stockholders to vote on the Merger Agreement.

     On September 10, 2003, Open Wheel Racing and Acquisition Corp. entered into the Merger Agreement, filed as Exhibit 99.5. Pursuant to Article II of the Merger Agreement, all outstanding shares of Common Stock will be converted into a right to receive the merger consideration. Based on the number of outstanding shares of Common Stock, the purchase price per share is estimated to be $0.56. Open Wheel Racing has agreed to vote all shares of Common Stock that it beneficially owns, which are not subject to the Voting Agreements described above, in favor of the Merger.

     The Operating Agreement, the Merger Agreement and the Contribution Agreement, together with the other agreements referred to in this Schedule 13-D/A, represent the agreements among the Reporting Persons relating to the Merger. Other than the Operating Agreement, the Contribution Agreement and the Voting Agreements, the Common Stock beneficially owned by the Reporting Persons is not pledged or otherwise subject to a contingency the occurrence of which would give a person (other than Open Wheel Racing) voting power or investment power over such stock.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

The following documents are incorporated by reference to the Schedule 13D filed by the Reporting Persons on August 18, 2003 and as exhibits to this Amendment No. 1 to such Schedule 13D:

99.1	Offer Letter from Open Wheel Racing Series LLC to CART dated August 15, 2003.[1]

99.2	Letter from CART to Mr. Forsythe dated August 11, 2003.[1]

99.3	Open Wheel Racing Series LLC Operating Agreement dated August 15, 2003.[1]

99.4	Agreement of Joint Filing among the Reporting Persons dated September 11, 2003.

99.5	Agreement and Plan of Merger dated September 10, 2003.

99.6	Press Release dated September 10, 2003.

99.7	Contribution Agreement dated September 10, 2003.

[1]	This exhibit was filed with the original Schedule 13D filed by the Reporting Persons on August 18, 2003.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated: 9/11/03

OPEN WHEEL RACING SERIES LLC

By:	/s/ Kevin Kalkhoven

Kevin Kalkhoven, a Manager

OPEN WHEEL ACQUISITION CORPORATION

By:	/s/ Kevin Kalkhoven

Kevin Kalkhoven, its President

21ST CENTURY RACING HOLDINGS LLC

By:	/s/ Kevin Kalkhoven

Kevin Kalkhoven, Managing Member

/s/ Kevin Kalkhoven

Kevin Kalkhoven

BIG BANG RACING LLC

By:	/s/ Kevin Kalkhoven

Kevin Kalkhoven, Attorney-in-fact

/s/ Kevin Kalkhoven

Paul Gentilozzi by Kevin Kalkhoven, Attorney-in-fact

WILLIS CAPITAL, L.L.C.

By:	/s/ Kevin Kalkhoven

Kevin Kalkhoven, Attorney-in-fact

/s/ Kevin Kalkhoven

Gerald R. Forsythe by Kevin Kalkhoven, Attorney-in-fact